UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Comtech Telecommunications Corp.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

205826209

(CUSIP Number)

MICHAEL PORCELAIN

11147 Glen Orchard Ln

Boynton Beach, Florida 33473

(516) 637-5187

MICHAEL NEIDELL, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2230

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 17, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205826209

1	NAME OF REPORTING PERSON

MICHAEL PORCELAIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		336,516*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

336,516*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

336,516*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

IN

* Includes (i) 279,872 Shares (as defined in Item 1), including 2,615 Shares held in record name, and (ii) 56,644 Shares issuable within sixty days of the date hereof.

2

CUSIP No. 205826209

1	NAME OF REPORTING PERSON

FRED KORNBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		539,434*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

539,434*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

539,434*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

IN

* Includes (i) 7,958 Shares (as defined in Item 1) held in Mr. Kornberg’s ROTH IRA and (ii) 531,476 Shares (100 shares of which have been transferred to record name) held in the GRAT (as defined in Item 3).

3

CUSIP No. 205826209

1	NAME OF REPORTING PERSON

OLEG TIMOSHENKO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

RUSSIAN FEDERATION
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,293,202
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,293,202
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,293,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 205826209

1	NAME OF REPORTING PERSON

JAY WHITEHURST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,745*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,745*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,745*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

* Does not include 11,968 Shares (as defined in Item 1) vesting in August 2025.

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CUSIP No. 205826209

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the entry into the Cooperation Agreement, as defined and described in Item 4 below, on November 18, 2024, the Reporting Persons terminated the Joint Filing and Solicitation Agreement (as defined in the Schedule 13D) and the Schedule 13(d) group formed thereby and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 1.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 17, 2024, Michael Porcelain, Fred Kornberg and Oleg Timoshenko (collectively, the “FK/MP/OT Group”) entered into a cooperation agreement (the “Cooperation Agreement”) with the Issuer, pursuant to which the Issuer agreed to (i) appoint Michael Hildebrandt (the “FK/MP/OT Group Designee”) to the Board no later than three (3) business days following execution of the Cooperation Agreement and (ii) at the Issuer’s fiscal 2024 annual meeting of stockholders (the “2024 Annual Meeting”) (a) nominate the FK/MP/OT Group Designee for election to the Board at the 2024 Annual Meeting, (b) recommend stockholders vote for the election of the FK/MP/OT Group Designee to the Board and (c) solicit proxies in favor of the FK/MP/OT Group Designee to the Board in the manner in which the Issuer supports its other nominees.

The Cooperation Agreement further provides that (i) the Board’s nomination of directors at the 2024 Annual Meeting will not include two directors who are serving on the Board as of the date of the Cooperation Agreement and (ii) Mr. Porcelain and the Issuer shall cooperate in good faith to identify and agree upon an additional director candidate to be appointed to the Board (the “Additional Director” and together with the FK/MP/OT Group Designee, the “New Directors”). Concurrently with the FK/MP/OT Group Designee’s appointment to the Board, the Board shall take the necessary steps to appoint the FK/MP/OT Group Designee to both the Audit and Nominating and Governance Committees of the Board. The Company further agreed to appoint a New Director to any new committee of the Board formed by the Board prior to the Termination Date (as defined below), including any committee that may be established in connection with any Extraordinary Transaction (as defined in the Cooperation Agreement), subject to applicable stock exchange and SEC rules, and except where service of a New Director on any such committee would give rise to actual or potential conflicts of interest.

In addition, the Cooperation Agreement provides for Mr. Porcelain to meet in advisory sessions with certain members of the Board and management at least once per quarter in which Mr. Porcelain may provide advice or recommendations to the Board, the CEO and the CFO. The Company has no obligation to accept Mr. Porcelain's advice or recommendations.

The FK/MP/OT Group has irrevocably withdrawn its nomination notice for the 2024 Annual Meeting and has agreed to abide by customary standstill restrictions and voting commitments until the Termination Date. The Termination Date is defined in the Cooperation Agreement as the date that is 30 days prior to the nomination deadline for the nomination of director candidates for election to the Board at the Issuer’s fiscal 2025 annual meeting of stockholders (the “2025 Annual Meeting”). The Termination Date shall be automatically delayed until the date that is 30 days prior to the nomination deadline for the nomination of director candidates for election to the Board at the Issuer’s fiscal 2026 annual meeting of stockholders if the Issuer notifies the FK/MP/OT Group and the New Directors in writing at least 30 days prior to the initial Termination Date that the Board irrevocably offers to renominate the New Directors for election at the 2025 Annual Meeting.

6

CUSIP No. 205826209

Pursuant to the Cooperation Agreement, until the Termination Date and as long as the FK/MP/OT Group’s net long position does not fall below 5.0% of the outstanding Shares as a result of a disposition, Mr. Porcelain shall, in consultation with the Company, have the ability to recommend to the Board a replacement director in the event a New Director ceases to serve as a director.

Additionally, the Issuer has agreed to reimburse the FK/MP/OT Group for its documented out-of-pocket fees and expenses (subject to certain limitations) incurred in connection with the Cooperation Agreement and related matters, up to $350,000 in the aggregate. The FK/MP/OT Group and the Issuer also agreed to mutual non-disparagement restrictions and certain mutual releases in connection with the FK/MP/OT Group’s campaign.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 17, 2024, certain of the Reporting Persons entered into the Cooperation Agreement as defined and described in Item 4 above, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

On November 18, 2024, the Reporting Persons terminated the Joint Filing and Solicitation Agreement, effective immediately.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement, dated November 17, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 18, 2024).

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CUSIP No. 205826209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2024

/s/ Michael Porcelain
Michael Porcelain

/s/ Fred Kornberg
Fred Kornberg

/s/ Oleg Timoshenko
Oleg Timoshenko

/s/ Jay Whitehurst
Jay Whitehurst

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